Exhibit 99.1

United Maritime Reports Financial Results for the Fourth Quarter and Twelve Months Ended December 31, 2023 and Declares Cash Dividend of $0.075 Per Share

Highlights	Quarterly		Full Year
(in million USD except EPS)	Q4 2023	Q4 2022	FY 2023	FY 2022[1]
Net Revenues	$11.6	$14.9	$36.1	$22.8
Net (Loss) / Income	$(0.7)	$36.5	$0.2	$37.5
Adjusted Net (Loss) / Income[2]	$(0.6)	$39.8	$2.8	$40.9
EBITDA[2]	$4.4	$38.9	$16.3	$41.8
Adjusted EBITDA[2]	$4.6	$42.3	$18.9	$45.2

(Loss) / Earnings per Share (EPS) Basic	$(0.08)	$4.86	$0.02	$7.79
(Loss) / Earnings per Share (EPS) Diluted	$(0.08)	$3.55	$0.02	$4.92
Adjusted (Loss) / Earnings per share Basic[2]	$(0.07)	$5.36	$0.33	$8.54
Adjusted (Loss) / Earnings per share Diluted[2]	$(0.07)	$3.90	$0.33	$5.39

Other Highlights and Developments:

◾	Quarterly cash dividend of $0.075 per share declared for Q4 2023, an 11% annualized dividend yield[3]
◾	Total cash dividends of $10.7 million, or $1.375 per share, declared since November 2022 representing approximately 45% of United’s market capitalization[3]
◾	Total buybacks of approximately $6.7 million in common shares at an average price of $1.87 per share since Q3 2022
◾	Total investments of $144 million[4] in 2023 for the acquisition of seven dry bulk vessels and $37.5 million proceeds from the sale of our last tanker vessel.
◾	$30.0 million in refinancings completed in Q4 2023 adding $6.8 million in extra liquidity, with another $13.8 million sale and leaseback agreed in Q1 2024
◾	Agreement to acquire a modern Japanese Kamsarmax, through an 18-month bareboat charter with purchase option

February 20, 2024 - Glyfada, Greece – United Maritime Corporation (“United” or the “Company”) (NASDAQ: USEA), announced today its financial results for the fourth quarter and twelve months ended December 31, 2023. The Company also declared a quarterly cash dividend of $0.075 per common share for the fourth quarter of 2023.

1 From January 20, 2022 (date of inception) to December 31, 2022.
2 Adjusted (loss) / earnings per share, Adjusted Net (loss) / Income, EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted (loss) / earnings per share, Adjusted Net (loss) / Income, EBITDA and Adjusted EBITDA to net (loss) / income, the most directly comparable U.S. GAAP measure.
3 Based on the closing price on February 16, 2024.
4  Assuming exercise of the purchase options for the bareboat-in vessels.

For the quarter ended December 31, 2023, the Company generated Net Revenues of $11.6 million compared to $14.9 million in the fourth quarter of 2022. Adjusted EBITDA2 for the quarter was $4.6 million, compared to $42.3 million for the same period of 2022. Net Loss and Adjusted Net Loss for the quarter were $0.7 million and $0.6 million, respectively, compared to Net Income and Adjusted Net Income of $36.5 million and $39.8 million in the fourth quarter of 2022. The Time Charter Equivalent (“TCE”) rate5 of the fleet for the fourth quarter of 2023 was $15,874 per day, compared to $32,161 in the same period of 2022.

For the twelve-month period ended December 31, 2023, the Company generated Net Revenues of $36.1 million and recorded an Adjusted EBITDA of $18.9 million. Net Income and Adjusted Net Income for the twelve-month period were $0.2 million and $2.8 million, respectively. The TCE rate of the fleet for 2023 was $15,380 per day.

Cash and cash-equivalents and restricted cash as of December 31, 2023, stood at $14.5 million. Shareholders’ equity at the end of the fourth quarter was $65.9 million, while long-term debt, finance lease liabilities and other financial liabilities net of deferred charges stood at $96.0 million as of December 31, 2023. The book value of our fleet as of December 31, 2023, stood at $152.5 million, including the two chartered-in Panamax vessels.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

"Our strategic priority for 2023 was to regrow our fleet by reinvesting the proceeds from our first, successful investment cycle, this time focusing on the dry bulk sector. The total investment was $144 million, for the acquisition of seven vessels, namely two Capesize, two Kamsarmax and three Panamax bulkers. In this transitional year, the Company generated net revenues of $36.1 million in 2023 and Adjusted EBITDA of $18.9 million, resulting in an Adjusted Net Income of $2.8 million. In addition to achieving a positive net income, we tripled the book value of our fleet. This was accomplished organically, without resorting to any dilutive equity offering.

“With regards to our investment strategy, we are pleased with the timing of our transition towards larger sizes of dry bulk vessels, as we are currently witnessing the strongest first quarter for the dry bulk market of the past decade. Looking to further grow and renew our fleet, we recently agreed to enter into an 18-month bareboat charter-in agreement for a 2016-built Japanese Kamsarmax, that will be delivered to our fleet later this year, with a purchase option for the Company at the end of the charter.

“Most importantly, our shareholders’ reward program continued uninterrupted in 2023, through buybacks of common shares and payments of regular cash dividends. The total amount of cash dividends declared in the last 15 months is $10.7 million, or $1.38 per share, representing approximately 45% of United’s market capitalization. This includes another quarterly dividend of $0.075 that our Board of Directors approved, representing approximately an 11% annualized dividend yield, which will be paid in April 2024.

“For the first quarter of 2024, we estimate our daily net TCE rate will average approximately $14,157 per day. Following our freight hedging strategy and in anticipation of the seasonal slowdown of the first quarter, we fixed approximately half of our ownership days at an average gross rate of about $14,300 per day. Taking advantage of the recent strength in our market and the resulting rally in freight futures, we are now covering some of our second quarter ownership days at higher rates.

“Looking ahead, our outlook for the dry bulk market remains constructive based on limited new Capesize deliveries and continuing strong dry bulk commodity demand across the board, while disruptions involving low Panama Canal water levels and tensions in the Red Sea have reduced vessel availability, especially in the Panamax segment. The healthy dry bulk market seen so far in the first quarter seems to be sustainable through the rest of the year, making us optimistic about our financial performance in 2024 with a fleet that will consist of three Capesize, three Kamsarmax and three Panamax vessels.”

5 TCE Rate is a non-GAAP measure. Please see the reconciliation below of TCE Rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Current Company Fleet:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration(1)
Goodship	Dry Bulk / Capesize	177,536	2005	Mitsui	T/C Index Linked(2)	Aug-24	Nov-24
Tradership	Dry Bulk / Capesize	176,925	2006	Namura	T/C Index Linked(2)	Aug-24	Jan-25
Gloriuship	Dry Bulk / Capesize	171,314	2004	Hyundai	T/C Index Linked(2)	Jan-24	Jun-24
Oasea	Dry Bulk / Kamsarmax	82,217	2010	Tsuneishi	T/C Index Linked(2)	Mar-24	Jul-24
Cretansea	Dry Bulk / Kamsarmax	81,508	2009	Universal	T/C Index Linked(2)	Apr-24	Jul-24
Chrisea(3)	Dry Bulk / Panamax	78,173	2013	Shin Kurushima	T/C Index Linked(2)	Jun-25	Sep-25
Synthesea(4)	Dry Bulk / Panamax	78,020	2015	Sasebo	T/C Index Linked(2)	Oct-24	Dec-24
Exelixsea	Dry Bulk / Panamax	76,361	2011	Oshima	T/C Index Linked(2)	Jul-24	Nov-24
Total/Average age		922,054	14.6 years

(1)	The latest redelivery dates do not include any additional optional periods.

(2)
“T/C” refers to a time charter agreement. Under these index-linked T/Cs, the Company has the option to convert the index-linked rate to fixed for a period of minimum two months, based on the prevailing FFA Rates for the selected period, and has done so for certain vessels as part of its freight hedging strategy, as described below under “First Quarter 2024 TCE Rate Guidance.”

(3)
The vessel is technically and commercially operated by the Company on the basis of an 18-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

(4)
The vessel is technically and commercially operated by the Company on the basis of a 12-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

Vessel to be delivered

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard
tbr Nisea	Dry Bulk / Kamsarmax	82,235	2016	Oshima

Fleet Data:

(Amounts in U.S. Dollars)
	Q4 2023	Q4 2022	FY 2023	From January 20, 2022 (date of inception) to December 31, 2022
Ownership days (1)	736	366	2,339	614
Operating days (2)	700	366	2,143	610
Fleet utilization (3)	95.1%	100%	91.6%	99.3%
TCE rate (4)	$15,874	$32,161	$15,380	$28,752
Daily Vessel Operating Expenses (5)	$6,788	$7,057	$6,861	$7,265

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are on ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q4 2023	Q4 2022	FY 2023	From January 20, 2022 (date of inception) to December 31, 2022
Vessel revenue, net	11,553	14,932	36,067	22,784
Less: Voyage expenses	441	3,161	3,107	5,245
Time charter equivalent revenues	11,112	11,771	32,960	17,539
Operating days	700	366	2,143	610
TCE rate	$15,874	$32,161	$15,380	$28,752

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre-delivery costs of acquired vessels, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q4 2023	Q4 2022	FY 2023	From January 20, 2022(date of inception) to December 31, 2022
Vessel operating expenses	5,209	3,000	20,338	5,179
Less: Pre-delivery expenses	213	417	4,291	718
Vessel operating expenses before pre-delivery expenses	4,996	2,583	16,047	4,461
Ownership days	736	366	2,339	614
Daily Vessel Operating Expenses	$6,788	$7,057	$6,861	$7,265

Net (loss) / income to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q4 2023	Q4 2022	FY23	From January 20, 2022 (date of inception) to December 31, 2022
Net (loss) / income	(726)	36,462	221	37,490
Interest and finance costs, net	2,007	1,491	6,753	2,439
Depreciation and amortization	3,153	957	9,363	1,903
EBITDA	4,434	38,910	16,337	41,832
Stock based compensation	18	2,789	2,522	2,789
Loss on extinguishment of debt	105	593	85	593
Adjusted EBITDA	4,557	42,292	18,944	45,214

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, which the Company believes is not indicative of the ongoing performance of its core operations.

EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Net (Loss) / Income and Adjusted Net (Loss) / Income Reconciliation and calculation of Adjusted (Loss) / Earnings Per Share

(In thousands of U.S. Dollars)
	Q4 2023	Q4 2022	FY 2023	From January 20, 2022 (date of inception) to December 31, 2022
Net (loss) / income	(726)	36,462	221	37,490
Stock based compensation	18	2,789	2,522	2,789
Loss on extinguishment of debt	105	593	85	593
Adjusted net (loss) / income	(603)	39,844	2,828	40,872
Adjusted net (loss) / income-common stockholders, basic	(603)	36,279	2,733	38,468
Adjusted net (loss) / income-common stockholders, diluted	(603)	37,328	2,733	39,317
Adjusted (loss) / earnings per common share, basic	(0.07)	5.36	0.33	8.54
Adjusted (loss) / earnings per common share, diluted	(0.07)	3.90	0.33	5.39
Weighted average number of common shares outstanding, basic	8,711,308	6,769,246	8,359,487	4,503,397
Weighted average number of common shares outstanding, diluted	8,771,308	9,565,410	8,359,487	7,299,561

To derive Adjusted Net (loss) / Income and Adjusted (loss) / Earnings Per Share, both non-GAAP measures, from Net (loss) / Income, we exclude certain non-cash items, as provided in the table above. We believe that Adjusted Net (loss) / Income and Adjusted (loss) / Earnings Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock-based compensation, gain on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measures provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q4 2023	Q4 2022	FY 2023	From January 20, 2022 (date of inception) to December 31, 2022
Interest and finance costs	(2,119)	(1,504)	(7,183)	(2,452)
Interest income	112	13	430	13
Amortization of deferred finance charges and other discounts	203	224	781	352
Cash interest and finance costs	(1,804)	(1,267)	(5,972)	(2,087)

First Quarter 2024 TCE Rate Guidance:

As of the date hereof, approximately 78% of the Company’s fleet expected operating days in the first quarter of 2024 have already been fixed at an estimated TCE rate of approximately $13,797. Assuming that for the remaining operating days of our index-linked T/Cs the averages of the Baltic Capesize Index (“BCI”) and the Baltic Panamax Index (“BPI”) will be equal to the respective average Forward Freight Agreement (“FFA”) rates of $20,400 and $15,930 per day (based on the FFA curve of February 16, 2024), our estimated TCE rate for the first quarter of 2024 will be approximately $14,1576. Our TCE rate guidance for the first quarter of 2024 includes conversions of index-linked charter to fixed.

The following table provides the breakdown of index-linked charters and fixed-rate charters in the first quarter of 2024:

	Operating Days	TCE Rate
TCE - fixed rate (index-linked conversion)	368	$13,330
TCE – index-linked unhedged	303	$15,162
Total / Average	671	$14,157

Fourth Quarter and Recent Developments:

Dividend Distribution for Q3 2023 and Declaration of Dividend for Q4 2023

On January 10, 2024, the Company paid the previously announced quarterly cash dividend of $0.075 per share, for the third quarter of 2023, to all shareholders of record as of December 22, 2023.

6 This guidance is based on certain assumptions and there can be no assurance that these TCE rate estimates, or projected utilization will be realized. TCE rate estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance the BCI and BPI daily rates assumed for the remaining operating days of the quarter for index-linked T/Cs are equal to the average FFA rates of $20,400 and $15,930, respectively, based on the curve as of February 16, 2024. Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

The Company also declared a cash dividend of $0.075 per share for the fourth quarter of 2023 payable on or about April 10, 2024 to all shareholders of record as of March 22, 2024.

Buyback of Common Shares – 3rd Repurchase Plan

Since the beginning of the fourth quarter of 2023, we have repurchased 84,813 common shares in open market transactions at an average price of approximately $2.41 per share for an aggregate consideration of $0.2 million pursuant to the $3.0 million share repurchase program commenced in October 2022 with an expiration date, as extended, of December 31, 2024. All the abovementioned shares were cancelled and removed from our share capital as of the date of this release. As of February 16, 2024, the Company had 8,677,456 common shares issued and outstanding.

Financing Updates

Sale and Leaseback - Refinancing of M/Vs Gloriuship, Goodship & Tradership

In November 2023, the Company entered into three separate and identical $10.0 million sale and leaseback agreements for the M/Vs Gloriuship, Goodship and Tradership. The lessors are three Chinese companies, nominees of China Huarong Financial Leasing Co., Ltd. The proceeds have been utilized to refinance the outstanding indebtedness of the respective vessels under a loan facility with EnTrust Global. On December 5, 2023, the vessels were sold and chartered back on a bareboat basis for a period of 3 years. The Company has continuous options to repurchase the vessels at predetermined prices, starting six months after the commencement date. At the end of each bareboat period, United has the obligation to repurchase each vessel for $5.0 million. Each financing bears interest of 3-month Term SOFR plus 3.30% per annum and amortizes through 36 consecutive monthly installments of approximately $0.14 million each.

Japanese Sale and Leaseback - Refinancing of M/V Exelixsea

In February 2024, the Company has executed a term sheet with an unaffiliated third party in Japan for a sale and leaseback agreement, in order to refinance an existing facility of $13.0 million secured by the M/V Exelixsea. The financing amount is $13.8 million bearing an interest rate of 2.65% plus 3-month Term SOFR. The charterhire principal will amortize over a six-year term, through seventy-two consecutive monthly instalments of $0.2 million. The Company will have continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the six-year bareboat period, the ownership of the vessel will be transferred to United at no additional cost.

Vessel Transactions and Commercial Updates

Bareboat Charter Agreement for a Kamsarmax dry bulk carrier

In February 2024, the Company agreed, subject to final documentation, to enter into a bareboat charter agreement for an 82,235 dwt Kamsarmax dry bulk carrier built in 2016 in Japan, which will be renamed Nisea and is expected to be delivered to United between June and October 2024. The vessel will be chartered in under an 18-month bareboat charter agreement, with a down payment of $7.5 million, a daily charter rate of $8,000 over the period of the bareboat charter and a purchase option of $16.6 million at the end of the bareboat charter. In aggregate, the acquisition cost for the vessel, following exercise of the purchase option, will be approximately $28.5 million.

M/V Chrisea new time-charter agreement

In February 2024, the Company entered into a new T/C agreement at an improved index linked rate with the existing charterer of the M/V Chrisea for a duration of about 12 to about 15 months. The charter will be in direct continuation from the current T/C agreement and is expected to commence in June 2024. All other terms of the T/C remain materially the same.

Conference Call:

The Company’s management will host a conference call to discuss the financial results today, Tuesday, February 20, 2024 at 10:00 a.m. Eastern Time.

Audio Webcast:

There will be a live, and then archived, webcast of the conference call on the Company’s website. To listen to the archived audio file, visit our website, in the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

United Maritime Corporation
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31, 2023	December 31, 2022*
ASSETS
Cash and cash equivalents and restricted cash	14,501	69,932
Vessels and right-of-use assets, net and advances for vessels’ acquisitions	152,525	50,200
Other assets	7,779	5,523
TOTAL ASSETS	174,805	125,655

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	95,954	42,606
Other liabilities	12,982	18,481
Stockholders’ equity	65,869	64,568
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	174,805	125,655

* Derived from the audited consolidated financial statements as of the period as of that date

United Maritime Corporation
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share
and per share data, unless otherwise stated)
	Three months ended December 31, 2023	Three months ended December 31, 2022	For the year ended December 31, 2023	From January 20, 2022 (date of inception) to December 31, 2022
Vessel Revenue, net	11,553	14,932	36,067	22,784
Expenses:
Voyage expenses	(441)	(3,161)	(3,107)	(5,245)
Vessel operating expenses	(5,209)	(3,000)	(20,338)	(5,179)
Management fees	(589)	(295)	(1,966)	(526)
General and administrative expenses	(734)	(5,082)	(6,018)	(5,524)
Depreciation and amortization	(3,153)	(957)	(9,363)	(1,903)
Gain on sale of vessels	-	36,095	11,804	36,095
Operating income	1,427	38,532	7,079	40,502
Other income / (expenses):
Interest and finance costs	(2,119)	(1,504)	(7,183)	(2,452)
Interest and other income	215	38	542	39
Loss on extinguishment of debt	(105)	(593)	(85)	(593)
Other, net	(144)	(11)	(132)	(6)
Total other expenses, net:	(2,153)	(2,070)	(6,858)	(3,012)
Net (loss) / income	(726)	36,462	221	37,490
Net (loss) / income attributable to common stockholders	(726)	32,897	126	35,086

Net (loss) / income per common share, basic	(0.08)	4.86	0.02	7.79
Net (loss) / income per common share, diluted	(0.08)	3.55	0.02	4.92
Weighted average number of common shares outstanding, basic	8,711,308	6,769,246	8,359,487	4,503,397
Weighted average number of common shares outstanding, diluted	8,711,308	9,565,410	8,359,487	7,299,561

United Maritime Corporation
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)

	For the year ended December 31, 2023	From January 20, 2022 (date of inception) to December 31, 2022
Net cash (used in) / provided by operating activities	(6,228)	7,875
Net cash (used in) / provided by investing activities	(59,138)	6,488
Net cash provided by financing activities	9,935	55,569

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of eight dry bulk vessels with an aggregate cargo carrying capacity of 922,054 dwt. Upon the completion of the delivery of a third Kamsarmax vessel, the Company’s operating fleet will consist of three Capesize, three Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 1,004,289 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA.”

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company's operating or financial results; the Company's financial condition and liquidity, including its ability to service its indebtedness or to pay dividends; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine or Israel and Palestine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for crude oil, petroleum products, dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its registration statement on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com